SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Neil M. Ashe

Chief Executive Officer

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is an Employee Questions and Answers communication used by CNET Networks, Inc.:

EMPLOYEE Q&A

1.	Why did we decide to sell CNET Networks to CBS? Did we consider other alternatives?

We believe that combining with CBS represents the strongest long term opportunity for our business and provides our shareholders with full value. As a result, we will be employees at one of the most well-respected, established media organizations in the world and part of the division that is transforming their company and driving their strategy for future growth.

2.	Did we do this deal because of JANA? What happens to the situation with JANA?

No. We believe that this merger represents the strongest long term opportunity for our business and provides full value for our shareholders.

3.	How does CNET Networks fit into their strategy and organizational structure?

We are going to be a large and important part of CBS Interactive. How exactly we integrate into this division will be finalized as part of the integration process but one of the big reasons for this merger is because of the complementary assets. Together, we will be much bigger and stronger.

4.	What happens to Neil and the rest of our executive team?

CBS values our management team and employees. CBS wants to leverage our online media experience and expertise in building great online brands. Neil will continue to lead CNET Networks going forward and report in to CBS management.

5.	Will we continue to have international operations?

This announcement doesn’t change our current plans. We continue to look for opportunities to continue to grow internationally.

6.	How would you describe CBS’s company culture and philosophy?

CBS is one of the leading media brands in the world. They are smart people who value the business we built. From our experience through this process, we think this will be the perfect home for CNET Networks.

7.	Are there duplications between our organization/roles and their organization/roles? Can we expect layoffs as a result of the acquisition?

CNET Networks’ employees were a major factor in CBS’s decision to acquire us. As we work through the integration process, we will look at where roles and responsibilities may overlap and determine how to best utilize our employees’ skills and expertise in the combined organization. Through this process, we will also determine if we need to make changes to the organization.

8.	Does CBS have plans to merge, close or sell any brands?

As part of the integration process, we will work closely with our partners to determine how to take advantage of our assets across both organizations.

9.	Will we keep the CNET Networks name?

At this time we don’t know.

10.	What will happen to our headquarters in San Francisco?

CBS wants to create a bigger presence in Northern California. Having an office in San Francisco will be an asset to them.

11.	Will we be consolidating offices in cities where we both have a presence?

Potentially. We always look at opportunities to consolidate offices in the same city in order to be more cost efficient.

12.	Will we be able to leverage their brands and resources to market our products?

Yes. This is something we will work through as we start to work together.

13.	What’s the sales structure going to be? Will we have a separate sales team or will we be integrated into the CBS sales organization?

At this time, we don’t have plans to change our sales structure. As we work on the integration of our teams, we will be open to new ideas and opportunities to maximize our revenue potential.

14.	Is there duplication between their ad operations and our ad operations systems (i.e. Salesforce, Madison, contracts, etc) and will we consolidate?

Once the deal closes, we will learn more about CBS Interactive’s ad operations and determine how we move forward at that time.

15.	Will we be developing joint programs, presentation and/or participating in joint sales calls? If so, what is the timing?

This announcement opens the door to bigger sales opportunities. Combined, we have a bigger audience, more brands and more page views which provide marketers with more scale and reach. Their brands complement our existing categories giving us quality reach across more premium audiences. For example, we believe we can build the ultimate men’s network with sites like CBS News, CBS Sports, CNET, GameSpot and BNET. Our opportunity to win new accounts in more ad categories is dramatically increased.

We will work on these programs and opportunities after the deal is closed.

16.	Does this announcement impact the recent Yahoo announcement? If so, how?

We are committed to launching our Yahoo partnership on July 1st. We view this news as an opportunity to potentially expand the Y! relationship across CBS Interactive brands.

17.	Can we move forward with new hires? Signing contracts? New Partnerships?

The merger agreement places certain limits on the business prior to closing. For new hires, please follow our normal process. As it relates to signing contracts, new leases or partnerships or other significant contracts, please consult with both your business unit head and your legal point of contact.

18.	If we own stock options, what happens now?

In the merger, each in-the-money option (i.e., an option with an exercise price less than $11.50), whether vested or unvested, will be cancelled in exchange for a cash payment equal to the number of options multiplied by the “spread” between $11.50 and the exercise price (minus any applicable withholding tax). In other words, each in-the-money option, vested or unvested, will be “cashed out” at the closing of the merger.

Under the merger agreement, each out-of-the-money options (i.e., option with an exercise price equal to or greater than $11.50) will be exchanged for an option for CBS shares of equal value with substantially the same terms as the original CNET Networks option (including vesting provisions).

If you have more questions on how this works, please send an email to optionsinfo@cnet.com.

19.	What happens to my stock options if I leave CNET Networks prior to the closing of the merger?

Unless your option, employment or severance agreement or some other agreement with CNET Networks expressly provides to the contrary, (i) any outstanding options that you hold that are not vested at the time you leave CNET Networks will be cancelled and you will not receive payment for these options in the merger and (ii) options that are vested at the time you leave CNET Networkswill remain exercisable for the post-termination exercise period specified in your option agreement (generally 90 days after employment ends).

20.	What happens to the employee stock option purchase plan?

Each participant in the current purchase period of the ESPP will continue to contribute to the ESPP at the same rate such participant was contributing prior to the signing of the merger agreement with CBS.

On June 30, 2008, all amounts contributed to the ESPP for the current period will be used to purchase CNET Networks shares in accordance with the terms of the ESPP. Such CNET Networks shares will then be cashed out in the merger for $11.50 per share (minus applicable withholding tax). In the event that the merger with CBS closes prior to June 30, 2008, all amounts contributed to the ESPP for the current period up to the day immediately prior to the closing will be used to purchase CNET Networks shares in accordance with the terms of the ESPP on such date. Such CNET Networks shares will then be cashed out in the merger for $11.50 per share (minus applicable withholding tax). Employees’ ESPP contributions will be suspended on the earlier of the closing of the merger or June 30, 2008.

If you have more questions on how this works, please send an email to optionsinfo@cnet.com.

21.	When will we get paid on our options or ESPP shares?

Options and ESPP shares previously purchased under the ESPP or during the current purchase period as described above (Q 20) will be paid at the time of the closing the merger.

22.	Will we be transitioning over to CBS benefits?

Our current health benefit plans will not change at this time. After the deal is closed, we will work with CBS to review our benefit offerings and determine if we will make any changes.

23.	What kind of merger is this?

This is a two-step merger, meaning CBS will launch a tender offer to purchase CNET Networks shares. Once CBS successfully completes the tender offer and becomes a majority owner of CNET Networks shares, then CBS is obligated to consummate the merger pursuant to which all remaining CNET Networks’ shares will be purchased and CNET Networks will become a wholly owned subsidiary of CBS.

24.	Was their a competitive bidding process with other potential buyers?

We will be providing more details around the rationale for the transaction as part of the tender offer process. In the meantime, we want to emphasize that we believe this is a great deal that will provide full value to our shareholders.

25.	What should I do when people ask me questions about the transaction?

All inquiries from media, analysts or investors should be forwarded to the appropriate, designated spokespeople.

Media inquiries should be directed to Sarah Cain at 415.344.2218 or sarah.cain@cnet.com.

Investor inquiries should be forwarded to Zander Lurie at 415.344.2488 or zander.lurie@cnet.com.

All other questions should be forwarded to Andy Sherman at 415.344.2488 or andy.sherman@cnet.com.

Important Additional Information: The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of CNET Networks. At the time the tender offer is commenced, CBS and its wholly owned subsidiary, Ten Acquisition Corp., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CNET Networks intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CBS and CNET Networks intend to mail these documents to the stockholders of CNET Networks. These documents will contain important information about the tender offer and stockholders of CNET Networks are urged to read them carefully when they become available. Stockholders of CNET Networks will be able to obtain a free copy of these documents (when they become available) at www.cbs.com and www.ir.cnetnetworks.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov.